Financial News

CIBC ANNOUNCES FOURTH QUARTER AND FISCAL 2016 RESULTS

CIBC’s 2016 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information report which includes fourth quarter financial information.

Toronto, ON – December 1, 2016 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2016.

Fourth quarter highlights

•	Reported net income of $931 million, compared with $778 million for the fourth quarter a year ago, and $1,441 million for the prior quarter; adjusted net income(1) of $1,041 million, compared with $952 million for the fourth quarter a year ago, and $1,072 million for the prior quarter.
•	Reported diluted earnings per share (EPS) of $2.32, compared with $1.93 for the fourth quarter a year ago, and $3.61 for the prior quarter; adjusted diluted EPS(1) of $2.60, compared with $2.36 for the fourth quarter a year ago, and $2.67 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) of 16.8% and adjusted ROE(1) of 18.8%.
•	Basel III Common Equity Tier 1 ratio on an all-in basis (CET1 ratio) of 11.3%, compared with 10.8% a year ago.
•	Announced a quarterly dividend increase of three cents to $1.24 per common share.

CIBC’s results for the fourth quarter of 2016 were affected by the following items of note aggregating to a negative impact of $0.28 per share:

•	$134 million ($98 million after-tax, or $0.25 per share) in restructuring charges primarily relating to employee severance;
•	$9 million ($7 million after-tax, or $0.02 per share) loss from the structured credit run-off business; and
•	$7 million ($5 million after-tax, or $0.01 per share) amortization of intangible assets.

For the year ended October 31, 2016, CIBC reported net income of $4.3 billion and adjusted net income(1) of $4.1 billion, compared with reported net income of $3.6 billion and adjusted net income(1) of $3.8 billion for 2015.

Subsequent to year end, CIBC entered into an agreement to sell and lease back 89 retail properties located mainly in Ontario and British Columbia. The closing of the agreement is expected to occur during the first quarter of 2017 and result in an after-tax gain of $247 million that would add approximately 15 basis points to CIBC’s CET1 ratio on an all-in basis.

The following table summarizes our strong performance in 2016 against our key financial measures and targets:

Financial Measure	Target	2016 Reported Results	2016 Adjusted Results (1)
Diluted EPS growth	5% to 10% on average, annually (2)	$10.70, up 21% from 2015	$10.22, up 8% from 2015
ROE	18% to 20% (2)	19.9%	19.0%
Efficiency ratio	55% by 2019	59.7%, an improvement of 420 basis points from 2015	58.0%, an improvement of 160 basis points from 2015
Basel III CET1 ratio	Strong buffer to regulatory minimum	11.3%
Dividend payout ratio	Approximately 50%	44.3%	46.4%
Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling five-year period	CIBC – 68.6% Banks Index – 85.9%
(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Going forward, our medium term EPS and ROE targets are at least 5% and at least 15%, respectively.

“In 2016, CIBC delivered record net income, industry-leading capital strength and the highest return on equity of the major North American banks,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “Our transformation to build a strong, innovative, relationship-oriented bank by executing on our three integrated bank-wide priorities of client focus, innovation and simplification gained momentum this year.”

Core business performance

Retail and Business Banking reported net income of $2,689 million in 2016, compared with $2,530 million in 2015. Excluding items of note(1), adjusted net income was $2,664 million, up $162 million or 6% from $2,502 million in 2015.

In 2016, Retail and Business Banking continued to make progress against its objectives of enhancing the client experience and accelerating profitable revenue growth. Key highlights included:

•	Delivering products that fit the lives of our clients, including the CIBC SmartTM account and the CIBC SmartTM Prepaid Travel Visa Card, and transforming our physical banking centres to emphasize relationships and advice;
•	Continuing our leadership in innovation for our clients by launching Apple Pay, Digital Account Open, and the CIBC Hello HomeTM app, to meet the needs of our clients who prefer to bank through their mobile devices;
•	Partnering with fintechs to simplify our processes and enhance client experience, including our recent partnership with Borrowell that provides qualified clients with a faster and easier loan process; and
•	Formed a unique strategic alliance with National Australia Bank and Israel’s Bank Leumi focused on delivering new and innovative ways to enhance client experience.

In November 2016, we were the first bank in Canada to bring Samsung Pay to our clients, providing them with another mobile payment option.

“We continued to build momentum in 2016 towards becoming the number one retail and business bank in Canada in client experience, and we delivered above-market growth in both lending and deposits,” says David Williamson, SEVP and Group Head, Retail and Business Banking. “We will accelerate our transformation in the year ahead by maintaining our focus on deepening relationships with our clients, developing innovative products and services, and making it easier to bank when, where and how our clients want.”

Wealth Management reported net income of $864 million in 2016, compared with $518 million in 2015. Excluding the gain on the sale of our investment in American Century Investments (ACI) in 2016 and other items of note(1), adjusted net income was $490 million in 2016, down $46 million or 9% from $536 million in 2015. Further adjusting for net income from ACI of $15 million and $101 million for 2016 and 2015, respectively, net income from our continuing businesses was up $40 million, or 9% from 2015.

Wealth Management made good progress in 2016 against its objectives of enhancing the client experience, driving asset growth, and simplifying and optimizing its business platform. Key highlights included:

•	Aligning our Canadian private wealth management and Wood Gundy businesses under one leadership structure to elevate our high net worth client experience and better meet client needs;
•	Launching several successful products including Renaissance Flexible Yield Fund, Renaissance Private Investment Program, and PPS Income Generation Portfolios to meet the changing needs of investors; and
•	Reporting progress in the most recent J.D. Power Canadian Investor Satisfaction Surveys for our Investor’s Edge and Wood Gundy businesses, reflecting our commitment to client relationships.

“Our Wealth Management businesses delivered solid results this year thanks to a clear focus on our clients,” says Steve Geist, SEVP and Group Head, Wealth Management. “In 2017, we will continue to enhance our investment advice and solutions, with an emphasis on delivering an integrated wealth management experience to meet the complex needs of high net worth Canadian families.”

Capital Markets reported net income of $1,076 million in 2016, compared with $957 million in 2015. Excluding items of note(1), adjusted net income was $1,104 million, up $139 million or 14% from $965 million in 2015.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking services and top-ranked research to corporate, government and institutional clients around the world. During 2016, Capital Markets was:

•	Financial advisor to Suncor Energy Inc. on its $7 billion acquisition of Canadian Oil Sands Limited and joint bookrunner on Suncor’s $2.9 billion bought common share offering, one of the largest-ever equity bought deals in Canada;
•	Financial advisor, financing co-underwriter and lead agent on related foreign exchange to Lowe’s Companies Inc. on its $3.2 billion acquisition of RONA Inc.;
•	Financial advisor, lead bookrunner on $525 million of subscription receipts, sole lead arranger, underwriter and bookrunner on $1.8 billion of credit facilities and sole foreign exchange provider supporting Stantec’s acquisition of MWH Global Inc.;
•	Exclusive financial advisor, administrative agent and joint bookrunner on $925 million in credit facilities supporting Cheung Kong Infrastructure Holdings Limited’s and Power Assets Holdings Limited’s acquisition of a 65% interest in midstream assets from Husky Energy Inc.; and
•	Introduced CIBC Air Canada® AC ConversionTM Visa Prepaid Card, a first-of-its-kind in Canada, allowing travellers to purchase and store up to 10 currencies on a single card that can be used at retailers around the globe.

“In 2016, we launched specialized new advisory teams to add value for clients in the areas of technology and innovation, private capital and corporate finance solutions,” says Harry Culham, SEVP and Group Head, Capital Markets. “We also expanded our product capabilities to help meet client needs at home and abroad, while delivering innovative financial solutions to clients across CIBC in areas such as foreign exchange and precious metals.”

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Fourth Quarter 2016 News Release	2

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2016, CIBC maintained its capital strength, competitive productivity and sound risk management practices:

•	CIBC’s capital ratios were strong, with a Basel III CET1 ratio of 11.3% as noted above, and Tier 1 and Total capital ratios of 12.8% and 14.8% respectively, at October 31, 2016;
•	Market risk, as measured by average Value-at-Risk, was $5.8 million in 2016 compared with $4.0 million in 2015; and
•	We continued to have strong credit performance, with CIBC’s loan loss ratio of 31 basis points compared with 27 basis points in 2015.

Making a difference in our Communities

CIBC is committed to investing in the social and economic development of communities across Canada. During the fourth quarter of 2016, CIBC:

•	Marked 20 years of partnership with the Canadian Breast Cancer Foundation (CBCF) and helped to raise an estimated $17 million for breast cancer research, education and support programs through the 2016 CBCF CIBC Run for the Cure, including the nearly $3 million contributed by Team CIBC;
•	Partnered with the Canadian Paralympic Committee (CPC) to host seven Welcome Home events at CIBC banking centres across the country as Premier Partner of the Canadian Paralympic Team, celebrating and honouring athletes returning home from the 2016 Paralympic Games; and
•	Announced a 5-year partnership with the Canadian Hockey League (CHL), solidifying CIBC as the Official Bank of the CHL, its three regional leagues, and 23 teams.

During the quarter, CIBC was:

•	Ranked among the Top 10 Safest Banks in North America by Global Finance magazine;
•	Recipient of four awards at ACT Canada’s IVIE Awards, including Silver for Most Innovative Organization; and
•	Recognized by Mediacorp as one of Canada’s Top 100 Employers for a fifth consecutive year.

CIBC was once again named a constituent of the following widely regarded indices:

•	Dow Jones Sustainability North American Index since its inception in 2005;
•	FTSE4Good Index since 2001; and
•	Jantzi Social Index since 2000.

CIBC Fourth Quarter 2016 News Release	3

Fourth quarter financial highlights

			As at or for the three months ended		As at or for the twelve months ended
	Unaudited	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Oct. 31	2015 Oct. 31
	Financial results ($ millions)
	Net interest income	$2,110	$2,113	$2,043	$8,366	$7,915
	Non-interest income	1,571	2,023	1,440	6,669	5,941
	Total revenue	3,681	4,136	3,483	15,035	13,856
	Provision for credit losses	222	243	198	1,051	771
	Non-interest expenses	2,347	2,218	2,383	8,971	8,861
	Income before income taxes	1,112	1,675	902	5,013	4,224
	Income taxes	181	234	124	718	634
	Net income	$931	$1,441	$778	$4,295	$3,590
	Net income attributable to non-controlling interests	4	6	2	20	14
	Preferred shareholders	10	9	9	38	45
	Common shareholders	917	1,426	767	4,237	3,531
	Net income attributable to equity shareholders	$927	$1,435	$776	$4,275	$3,576
	Financial measures
	Reported efficiency ratio	63.8%	53.6%	68.4%	59.7%	63.9%
	Adjusted efficiency ratio (1)	58.2%	57.8%	60.4%	58.0%	59.6%
	Loan loss ratio (2)	0.27%	0.32%	0.26%	0.31%	0.27%
	Reported return on common shareholders’ equity	16.8%	26.8%	15.1%	19.9%	18.7%
	Adjusted return on common shareholders’ equity (1)	18.8%	19.8%	18.5%	19.0%	19.9%
	Net interest margin	1.59%	1.64%	1.70%	1.64%	1.74%
	Net interest margin on average interest-earning assets	1.81%	1.87%	1.95%	1.88%	2.00%
	Return on average assets	0.70%	1.12%	0.65%	0.84%	0.79%
	Return on average interest-earning assets	0.80%	1.28%	0.74%	0.96%	0.91%
	Total shareholder return	2.54%	(0.94) %	8.61%	5.19%	1.96%
	Reported effective tax rate	16.2%	14.0%	13.7%	14.3%	15.0%
	Adjusted effective tax rate (1)	17.5%	15.4%	15.5%	16.6%	15.5%
Common share information
Per share ($)	- basic earnings	$2.32	$3.61	$1.93	$10.72	$8.89
	- reported diluted earnings	2.32	3.61	1.93	10.70	8.87
	- adjusted diluted earnings (1)	2.60	2.67	2.36	10.22	9.45
	- dividends	1.21	1.21	1.12	4.75	4.30
	- book value	56.59	54.54	51.25	56.59	51.25
Share price ($)	- high	104.46	104.19	102.74	104.46	107.16
	- low	97.51	96.84	86.00	83.33	86.00
	- closing	100.50	99.19	100.28	100.50	100.28
Shares outstanding (thousands)	- weighted-average basic	395,181	394,753	397,253	395,389	397,213
	- weighted-average diluted	395,750	395,328	397,838	395,919	397,832
	- end of period	397,070	394,838	397,291	397,070	397,291
Market capitalization ($ millions)		$39,906	$39,164	$39,840	$39,906	$39,840
	Value measures
	Dividend yield (based on closing share price)	4.8%	4.9%	4.4%	4.7%	4.3%
	Reported dividend payout ratio	52.2%	33.5%	58.0%	44.3%	48.4%
	Adjusted dividend payout ratio (1)	46.6%	45.2%	47.4%	46.4%	45.4%
	Market value to book value ratio	1.78	1.82	1.96	1.78	1.96
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$101,588	$98,093	$93,619	$101,588	$93,619
	Loans and acceptances, net of allowance	319,781	312,273	290,981	319,781	290,981
	Total assets	501,357	494,490	463,309	501,357	463,309
	Deposits	395,647	389,573	366,657	395,647	366,657
	Common shareholders’ equity	22,472	21,533	20,360	22,472	20,360
	Average assets	527,702	511,925	476,700	509,140	455,324
	Average interest-earning assets	462,970	448,834	415,783	445,134	395,616
	Average common shareholders’ equity	21,763	21,198	20,122	21,275	18,857
	Assets under administration (AUA) (3)(4)	2,041,887	1,993,740	1,846,142	2,041,887	1,846,142
	Assets under management (AUM) (4)	183,715	179,903	170,465	183,715	170,465
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ millions)
	Common Equity Tier 1 (CET1) capital RWA	$168,996	$168,077	156,107	$168,996	156,107
	Tier 1 capital RWA	169,322	168,407	156,401	169,322	156,401
	Total capital RWA	169,601	168,690	156,652	169,601	156,652
	Capital ratios
	CET1 ratio	11.3%	10.9%	10.8%	11.3%	10.8%
	Tier 1 capital ratio	12.8%	12.4%	12.5%	12.8%	12.5%
	Total capital ratio	14.8%	14.4%	15.0%	14.8%	15.0%
	Basel III leverage ratio
	Leverage ratio exposure ($ millions)	545,480	537,172	502,552	545,480	502,552
	Leverage ratio	4.0%	3.9%	3.9%	4.0%	3.9%
	Liquidity coverage ratio (LCR)	124%	120%	119%	n/a	n/a
	Other information
	Full-time equivalent employees	43,213	43,741	44,201	43,213	44,201
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Includes the full amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,640.2 billion (July 31, 2016: $1,598.8 billion; October 31, 2015: $1,465.7 billion).
(4)	AUM amounts are included in the amounts reported under AUA.
n/a	Not applicable.

CIBC Fourth Quarter 2016 News Release	4

Review of Retail and Business Banking fourth quarter results

$ millions, for the three months ended	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31 (1)

Revenue
Personal banking	$1,825	$1,779	$1,743
Business banking	443	435	414
Other	22	11	19

Total revenue	2,290	2,225	2,176
Provision for credit losses	206	197	163
Non-interest expenses	1,149	1,121	1,100

Income before income taxes	935	907	913
Income taxes	248	241	241

Net income	$687	$666	$672

Net income attributable to:
Equity shareholders (a)	$687	$666	$672

Efficiency ratio	50.1%	50.3%	50.6%
Return on equity (2)	49.6%	50.0%	54.7%
Charge for economic capital (2) (b)	$(135)	$(129)	$(146)
Economic profit (2) (a+b)	$552	$537	$526
Full-time equivalent employees	20,280	20,414	21,532

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the MD&A for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.

Net income was $687 million, up $15 million from the fourth quarter of 2015. Adjusted net income (2) was $688 million, up $15 million from the fourth quarter of 2015.

Revenue of $2,290 million was up $114 million from the fourth quarter of 2015. Personal banking and business banking revenue increased primarily due to volume growth across most products and higher fees.

Provision for credit losses of $206 million was up $43 million from the fourth quarter of 2015, mainly due to higher losses in business lending, and higher write-offs and bankruptcies in our personal lending and card portfolios.

Non-interest expenses of $1,149 million were up $49 million from the fourth quarter of 2015, mainly due to higher spending on strategic initiatives.

Review of Wealth Management fourth quarter results

$ millions, for the three months ended	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31 (1)

Revenue
Retail brokerage	$332	$317	$317
Asset management	190	196	178
Private wealth management	98	94	91
Other	-	428	21

Total revenue	620	1,035	607
Non-interest expenses	444	438	447

Income before income taxes	176	597	160
Income taxes	50	91	38

Net income	$126	$506	$122

Net income attributable to:
Equity shareholders (a)	$126	$506	$122

Efficiency ratio	71.5%	42.4%	73.5%
Return on equity (2)	32.4%	134.1%	20.2%
Charge for economic capital (2) (b)	$(38)	$(37)	$(71)
Economic profit (2) (a+b)	$88	$469	$51
Full-time equivalent employees	4,295	4,232	4,350

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the MD&A for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $126 million, up $4 million from the fourth quarter of 2015. Adjusted net income(2) was $127 million, down $1 million from the fourth quarter of 2015.

Revenue of $620 million was up $13 million from the fourth quarter of 2015, driven by strong asset growth across all businesses reflecting market appreciation and strong net sales. This was partially offset by lower revenue due to the sale of ACI, and lower commission revenue in full-service brokerage due to a decline in transactional volumes.

Non-interest expenses of $444 million were down $3 million from the fourth quarter of 2015, primarily due to lower employee-related costs including performance-based compensation.

CIBC Fourth Quarter 2016 News Release	5

Review of Capital Markets fourth quarter results

$ millions, for the three months ended	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31 (1)
Revenue
Global markets	$365	$415	$271
Corporate and investment banking	313	364	302
Other	(5)	30	(2)
Total revenue (2)	673	809	571
Provision for credit losses	-	47	22
Non-interest expenses	333	370	326
Income before income taxes	340	392	223
Income taxes (2)	64	88	42
Net income	$276	$304	$181
Net income attributable to:
Equity shareholders (a)	$276	$304	$181
Efficiency ratio	49.4%	45.7%	57.1%
Return on equity (3)	31.1%	33.4%	25.5%
Charge for economic capital (3) (b)	$(86)	$(88)	$(84)
Economic profit (3) (a+b)	$190	$216	$97
Full-time equivalent employees	1,324	1,369	1,342
(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the MD&A for additional details.
(2)	Revenue and income taxes are reported on a taxable equivalent basis (TEB) basis. Accordingly, revenue and income taxes include a TEB adjustment of $97 million for the quarter ended October 31, 2016 (July 31, 2016: $142 million; October 31, 2015: $91 million).
(3)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $276 million, compared with net income of $181 million for the fourth quarter of 2015. Adjusted net income(3) for the quarter was $283 million, compared with $183 million for the prior year quarter.

Revenue of $673 million was up $102 million from the fourth quarter of 2015. In global markets, higher commodities, interest rate and equity trading revenue, and higher global markets financing activity were partially offset by lower foreign exchange trading revenue. In corporate and investment banking, higher corporate banking and equity underwriting revenue was partially offset by lower debt underwriting and advisory revenue, and higher investment portfolio write-downs.

Provision for credit losses was nil, compared with $22 million in the fourth quarter of 2015, mainly due to lower losses in the oil and gas sector.

Non-interest expenses of $333 million were up $7 million from the fourth quarter of 2015, as higher spending on strategic initiatives was largely offset by lower performance-related compensation.

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31 (1)
Revenue
International banking	$176	$176	$180
Other	(78)	(109)	(51)
Total revenue (2)	98	67	129
Provision for (reversal of) credit losses	16	(1)	13
Non-interest expenses	421	289	510
Loss before income taxes	(339)	(221)	(394)
Income taxes (2)	(181)	(186)	(197)
Net loss	$(158)	$(35)	$(197)
Net income (loss) attributable to:
Non-controlling interests	$4	$6	$2
Equity shareholders	(162)	(41)	(199)
Full-time equivalent employees	17,314	17,726	16,977
(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the MD&A for additional details.
(2)	TEB adjusted. See footnote 2 in the “Capital Markets” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Net loss for the quarter was $158 million, compared with a net loss of $197 million in the same quarter last year, primarily due to lower non-interest expenses. Adjusted net loss (3) for the quarter was $57 million, compared with a net loss of $32 million for the prior year quarter.

Revenue of $98 million was down $31 million from the fourth quarter of 2015, primarily due to lower Treasury revenue.

Provision for credit losses was comparable with the fourth quarter of 2015.

Non-interest expenses of $421 million were down $89 million from the fourth quarter of 2015, as the prior year included higher restructuring charges primarily relating to employee severance, shown as items of note in both years.

Income tax benefit was down $16 million from the fourth quarter of 2015, mainly due to the tax impact of the restructuring charges noted above.

CIBC Fourth Quarter 2016 News Release	6

Consolidated balance sheet

$ millions, as at October 31	2016	2015

ASSETS
Cash and non-interest-bearing deposits with banks	$3,500	$ 3,053

Interest-bearing deposits with banks	10,665	15,584

Securities
Trading	49,915	46,181
Available-for-sale (AFS)	37,253	28,534
Designated at fair value (FVO)	255	267
	87,423	74,982

Cash collateral on securities borrowed	5,433	3,245

Securities purchased under resale agreements	28,377	30,089

Loans
Residential mortgages	187,298	169,258
Personal	38,041	36,517
Credit card	12,332	11,804
Business and government	71,437	65,276
Allowance for credit losses	(1,691)	(1,670)
	307,417	281,185
Other
Derivative instruments	27,762	26,342
Customers’ liability under acceptances	12,364	9,796
Land, buildings and equipment	1,898	1,897
Goodwill	1,539	1,526
Software and other intangible assets	1,410	1,197
Investments in equity-accounted associates and joint ventures	766	1,847
Deferred tax assets	771	507
Other assets	12,032	12,059
	58,542	55,171
	$501,357	$ 463,309
LIABILITIES AND EQUITY
Deposits
Personal	$148,081	$ 137,378
Business and government	190,240	178,850
Bank	17,842	10,785
Secured borrowings	39,484	39,644
	395,647	366,657
Obligations related to securities sold short	10,338	9,806

Cash collateral on securities lent	2,518	1,429

Obligations related to securities sold under repurchase agreements	11,694	8,914

Other
Derivative instruments	28,807	29,057
Acceptances	12,395	9,796
Deferred tax liabilities	21	28
Other liabilities	12,898	12,195
	54,121	51,076
Subordinated indebtedness	3,366	3,874

Equity
Preferred shares	1,000	1,000
Common shares	8,026	7,813
Contributed surplus	72	76
Retained earnings	13,584	11,433
Accumulated other comprehensive income (AOCI)	790	1,038

Total shareholders’ equity	23,472	21,360
Non-controlling interests	201	193

Total equity	23,673	21,553
	$501,357	$ 463,309

CIBC Fourth Quarter 2016 News Release	7

Consolidated statement of income

	For the three months ended			For the twelve months ended
$ millions, except as noted	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Oct. 31	2015 Oct. 31
Interest income
Loans	$2,531	$2,492	$2,385	$9,833	$9,573
Securities	457	446	385	1,774	1,524
Securities borrowed or purchased under resale agreements	90	86	60	329	310
Deposits with banks	37	44	23	156	76
	3,115	3,068	2,853	12,092	11,483
Interest expense
Deposits	878	814	680	3,215	2,990
Securities sold short	45	57	52	199	230
Securities lent or sold under repurchase agreements	36	36	23	127	110
Subordinated indebtedness	35	37	39	137	181
Other	11	11	16	48	57
	1,005	955	810	3,726	3,568
Net interest income	2,110	2,113	2,043	8,366	7,915
Non-interest income
Underwriting and advisory fees	103	142	100	446	427
Deposit and payment fees	207	206	208	832	830
Credit fees	166	169	140	638	533
Card fees	125	115	115	470	449
Investment management and custodial fees	233	223	208	882	814
Mutual fund fees	378	369	363	1,462	1,457
Insurance fees, net of claims	97	99	103	396	361
Commissions on securities transactions	83	87	88	342	385
Trading income (loss)	(32)	(28)	(114)	(88)	(139)
AFS securities gains, net	6	46	19	73	138
FVO gains (losses), net	10	(6)	19	17	(3)
Foreign exchange other than trading	53	201	46	367	92
Income from equity-accounted associates and joint ventures	24	23	37	96	177
Other	118	377	108	736	420
	1,571	2,023	1,440	6,669	5,941
Total revenue	3,681	4,136	3,483	15,035	13,856
Provision for credit losses	222	243	198	1,051	771
Non-interest expenses
Employee compensation and benefits	1,292	1,274	1,379	4,982	5,099
Occupancy costs	209	196	209	804	782
Computer, software and office equipment	393	344	335	1,398	1,292
Communications	75	75	80	319	326
Advertising and business development	77	66	80	269	281
Professional fees	61	51	78	201	230
Business and capital taxes	18	14	16	68	68
Other	222	198	206	930	783
	2,347	2,218	2,383	8,971	8,861
Income before income taxes	1,112	1,675	902	5,013	4,224
Income taxes	181	234	124	718	634
Net income	$931	$1,441	$778	$4,295	$3,590
Net income attributable to non-controlling interests	$4	$6	$2	$20	$14
Preferred shareholders	$10	$9	$9	$38	$45
Common shareholders	917	1,426	767	4,237	3,531
Net income attributable to equity shareholders	$927	$1,435	$776	$4,275	$3,576
Earnings per share (in dollars)
Basic	$2.32	$3.61	$1.93	$10.72	$8.89
Diluted	2.32	3.61	1.93	10.70	8.87
Dividends per common share (in dollars)	1.21	1.21	1.12	4.75	4.30

CIBC Fourth Quarter 2016 News Release	8

Consolidated statement of comprehensive income

	For the three months ended			For the twelve months ended
$ millions	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Oct. 31	2015 Oct. 31
Net income	$931	$1,441	$778	$4,295	$3,590
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	606	327	2	487	1,445
Net (gains) losses on investments in foreign operations reclassified to net income	-	(254)	-	(272)	(21)
Net gains (losses) on hedges of investments in foreign operations	(383)	(100)	(2)	(257)	(720)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	-	113	-	121	18
	223	86	-	79	722
Net change in AFS securities
Net gains (losses) on AFS securities	14	73	(71)	125	(67)
Net (gains) losses on AFS securities reclassified to net income	(5)	(33)	(15)	(58)	(97)
	9	40	(86)	67	(164)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	8	1	35	13	(7)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(11)	7	(29)	(12)	3
	(3)	8	6	1	(4)
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	55	(148)	240	(390)	374
Net fair value change of FVO liabilities attributable to changes in credit risk	(3)	1	7	(5)	5
Total OCI	281	(13)	167	(248)	933
Comprehensive income	$1,212	$1,428	$945	$4,047	$4,523
Comprehensive income attributable to non-controlling interests	$4	$6	$2	$20	$14
Preferred shareholders	$10	$9	$9	$38	$45
Common shareholders	1,198	1,413	934	3,989	4,464
Comprehensive income attributable to equity shareholders	$1,208	$1,422	$943	$4,027	$4,509

	For the three months ended			For the twelve months ended
$ millions	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Oct. 31	2015 Oct. 31
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(19)	$(34)	$-	$(17)	$(118)
Net (gains) losses investments in foreign operations reclassified to net income	-	37	-	37	3
Net gains (losses) on hedges of investments in foreign operations	69	60	1	128	91
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	-	(23)	-	(26)	(6)
	50	40	1	122	(30)
Net change in AFS securities
Net gains (losses) on AFS securities	(6)	(16)	18	(24)	42
Net (gains) losses on AFS securities reclassified to net income	1	13	5	15	48
	(5)	(3)	23	(9)	90
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(3)	(1)	(13)	(5)	2
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	4	(2)	10	5	(2)
	1	(3)	(3)	-	-
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(13)	54	(79)	149	(129)
Net fair value change of FVO liabilities attributable to changes in credit risk	-	-	(2)	1	(1)
	$33	$88	$(60)	$263	$(70)

CIBC Fourth Quarter 2016 News Release	9

Consolidated statement of changes in equity

	For the three months ended			For the twelve months ended
$ millions	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Oct. 31	2015 Oct. 31
Preferred shares
Balance at beginning of period	$1,000	$1,000	$1,000	$1,000	$1,031
Issue of preferred shares	-	-	-	-	600
Redemption of preferred shares	-	-	-	-	(631)
Balance at end of period	$1,000	$1,000	$1,000	$1,000	$1,000
Common shares
Balance at beginning of period	$7,806	$7,792	$7,800	$7,813	$7,782
Issue of common shares	212	23	8	273	30
Purchase of common shares for cancellation	-	-	(2)	(61)	(2)
Treasury shares	8	(9)	7	1	3
Balance at end of period	$8,026	$7,806	$7,813	$8,026	$7,813
Contributed surplus
Balance at beginning of period	$73	$74	$79	$76	$75
Stock option expense	2	1	1	5	5
Stock options exercised	(2)	(2)	(1)	(9)	(4)
Other	(1)	-	(3)	-	-
Balance at end of period	$72	$73	$76	$72	$76
Retained earnings
Balance at beginning of period	$13,145	$12,197	$11,119	$11,433	$9,626
Net income attributable to equity shareholders	927	1,435	776	4,275	3,576
Dividends
Preferred	(10)	(9)	(9)	(38)	(45)
Common	(478)	(478)	(445)	(1,879)	(1,708)
Premium on purchase of common shares for cancellation	-	-	(9)	(209)	(9)
Other	-	-	1	2	(7)
Balance at end of period	$13,584	$13,145	$11,433	$13,584	$11,433
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$891	$805	$1,035	$1,035	$313
Net change in foreign currency translation adjustments	223	86	-	79	722
Balance at end of period	$1,114	$891	$1,035	$1,114	$1,035
Net gains (losses) on AFS securities
Balance at beginning of period	$152	$112	$180	$94	$258
Net change in AFS securities	9	40	(86)	67	(164)
Balance at end of period	$161	$152	$94	$161	$94
Net gains (losses) on cash flow hedges
Balance at beginning of period	$26	$18	$16	$22	$26
Net change in cash flow hedges	(3)	8	6	1	(4)
Balance at end of period	$23	$26	$22	$23	$22
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(563)	$(415)	$(358)	$(118)	$(492)
Net change in post-employment defined benefit plans	55	(148)	240	(390)	374
Balance at end of period	$(508)	$(563)	$(118)	$(508)	$(118)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$3	$2	$(2)	$5	$-
Net change attributable to changes in credit risk	(3)	1	7	(5)	5
Balance at end of period	$-	$3	$5	$-	$5
Total AOCI, net of income tax	$790	$509	$1,038	$790	$1,038
Non-controlling interests
Balance at beginning of period	$188	$187	$194	$193	$164
Net income (loss) attributable to non-controlling interests	4	6	2	20	14
Dividends	-	(4)	-	(19)	(5)
Other	9	(1)	(3)	7	20
Balance at end of period	$201	$188	$193	$201	$193
Equity at end of period	$23,673	$22,721	$21,553	$23,673	$21,553

CIBC Fourth Quarter 2016 News Release	10

Consolidated statement of cash flows

	For the three months ended			For the twelve months ended
$ millions	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Oct. 31	2015 Oct. 31
Cash flows provided by (used in) operating activities
Net income	$931	$1,441	$778	$4,295	$3,590
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	222	243	198	1,051	771
Amortization and impairment (1)	129	115	109	462	435
Stock option expense	2	1	1	5	5
Deferred income taxes	14	51	(11)	(20)	(61)
AFS securities gains, net	(6)	(46)	(19)	(73)	(138)
Net losses (gains) on disposal of land, buildings and equipment	(11)	(2)	(4)	(72)	(2)
Other non-cash items, net	(93)	(459)	(27)	(692)	(257)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(479)	(1,552)	1,293	4,919	(4,731)
Loans, net of repayments	(9,003)	(8,344)	(4,104)	(27,464)	(22,610)
Deposits, net of withdrawals	6,277	20,148	5,847	28,440	40,510
Obligations related to securities sold short	905	(192)	(1,591)	532	(3,193)
Accrued interest receivable	(49)	34	(95)	(98)	(112)
Accrued interest payable	194	(130)	263	(72)	(77)
Derivative assets	768	208	3,675	(1,425)	(5,655)
Derivative liabilities	(1,386)	(2,548)	(2,815)	(232)	7,204
Trading securities	(746)	(2,971)	1,368	(3,734)	880
FVO securities	7	(7)	3	12	(14)
Other FVO assets and liabilities	15	527	421	807	327
Current income taxes	(20)	19	30	8	140
Cash collateral on securities lent	(212)	416	(138)	1,089	526
Obligations related to securities sold under repurchase agreements	1,056	(3,781)	812	2,780	(948)
Cash collateral on securities borrowed	(116)	(871)	114	(2,188)	144
Securities purchased under resale agreements	2,766	133	(2,098)	1,712	3,318
Other, net	1,409	(886)	(92)	169	(569)
	2,574	1,547	3,918	10,211	19,483
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	-	-	1,000	-
Redemption/repurchase/maturity of subordinated indebtedness	(14)	-	-	(1,514)	(1,130)
Issue of preferred shares	-	-	-	-	600
Redemption of preferred shares	-	-	-	-	(631)
Issue of common shares for cash	210	21	7	264	26
Purchase of common shares for cancellation	-	-	(11)	(270)	(11)
Net proceeds from treasury shares	8	(9)	7	1	3
Dividends paid	(488)	(487)	(454)	(1,917)	(1,753)
Share issuance costs	-	-	1	-	(7)
	(284)	(475)	(450)	(2,436)	(2,903)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(6,380)	(7,883)	(15,709)	(31,625)	(41,145)
Proceeds from sale of AFS securities	1,755	2,370	1,450	10,750	9,264
Proceeds from maturity of AFS securities	2,925	3,204	10,738	12,299	15,451
Net cash provided by dispositions	-	1,363	-	1,363	185
Net purchase of land, buildings and equipment	(75)	(66)	(91)	(170)	(256)
	(1,775)	(1,012)	(3,612)	(7,383)	(16,501)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	43	61	(1)	55	280
Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	558	121	(145)	447	359
Cash and non-interest-bearing deposits with banks at beginning of period	2,942	2,821	3,198	3,053	2,694
Cash and non-interest-bearing deposits with banks at end of period (2)	$3,500	$2,942	$3,053	$3,500	$3,053
Cash interest paid	$811	$1,085	$548	$3,798	$3,646
Cash income taxes paid	187	164	105	730	555
Cash interest and dividends received	3,066	3,102	2,758	11,994	11,371
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $422 million (July 31, 2016: $410 million; October 31, 2015: $406 million).

CIBC Fourth Quarter 2016 News Release	11

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

The following table provides a quarterly reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. For a more detailed discussion and for an annual reconciliation of non-GAAP to GAAP measures, see the “Non-GAAP measures” section of CIBC’s 2016 Annual Report.

		As at or for the three months ended			As at or for the twelve months ended
$ millions		2016 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Oct. 31	2015 Oct. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$917	$1,426	$767	$4,237	$3,531
After-tax impact of items of note (1)		110	(369)	172	(191)	230
Adjusted net income attributable to common shareholders (2)	B	$1,027	$1,057	$939	$4,046	$3,761
Diluted weighted-average common shares outstanding (thousands)	C	395,750	395,328	397,838	395,919	397,832
Reported diluted EPS ($)	A/C	$2.32	$3.61	$1.93	$10.70	$8.87
Adjusted diluted EPS ($) (2)	B/C	2.60	2.67	2.36	10.22	9.45
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D	$21,763	$21,198	$20,122	$21,275	$18,857
Reported return on common shareholders’ equity	A/D (3)	16.8%	26.8%	15.1%	19.9%	18.7%
Adjusted return on common shareholders’ equity (2)	B/D (3)	18.8%	19.8%	18.5%	19.0%	19.9%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total

Oct. 31	Reported net income (loss)	$687	$126	$276	$(158)	$931
2016	After-tax impact of items of note (1)	1	1	7	101	110

	Adjusted net income (loss) (2)	$688	$127	$283	$(57)	$1,041

Jul. 31	Reported net income (loss)	$666	$506	$304	$(35)	$1,441
2016	After-tax impact of items of note (1)	1	(380)	9	1	(369)

	Adjusted net income (loss) (2)	$667	$126	$313	$(34)	$1,072

Oct. 31	Reported net income (loss)	$672	$122	$181	$(197)	$778
2015 (4)	After-tax impact of items of note (1)	1	6	2	165	174

	Adjusted net income (loss) (2)	$673	$128	$183	$(32)	$952

$ millions, for the twelve months ended

Oct. 31	Reported net income (loss)	$2,689	$864	$1,076	$(334)	$4,295
2016	After-tax impact of items of note (1)	(25)	(374)	28	180	(191)

	Adjusted net income (loss) (2)	$2,664	$490	$1,104	$(154)	$4,104

Oct. 31	Reported net income (loss)	$2,530	$518	$957	$(415)	$3,590
2015 (4)	After-tax impact of items of note (1)	(28)	18	8	234	232

	Adjusted net income (loss) (2)	$2,502	$536	$965	$(181)	$3,822

(1)	Reflects impact of items of note under the “Financial results” section of the MD&A.
(2)	Non-GAAP measure.
(3)	Annualized.
(4)	Certain information has been reclassified to conform to the presentation adopted in the current year. See the “External reporting changes” section of the MD&A for additional details.

Items of note

	For the three months ended			For the twelve months ended
$ millions	2016 Oct. 31	2016 Jul. 31	2015 Oct. 31	2016 Oct. 31	2015 Oct. 31
Gain, net of related transaction costs, on the sale of our minority investment in ACI	$-	$(428)	$-	$(428)	$-
Gain, net of related transaction and severance costs, on the sale of a processing centre	-	-	-	(53)	-
Gain arising from accounting adjustments on credit card-related balance sheet amounts	-	-	-	-	(46)
Gain on sale of an investment in our merchant banking portfolio	-	-	-	-	(23)
Loss (income) from the structured credit run-off business	9	(28)	3	(3)	29
Amortization of intangible assets	7	7	11	30	42
Increase in legal provisions	-	-	-	77	-
Increase in collective allowance (1) recognized in Corporate and Other	-	-	-	109	-
Loan losses in our exited European leveraged finance portfolio	-	40	-	40	-
Restructuring charges primarily relating to employee severance	134	-	211	134	296
Pre-tax impact of items of note on net income	150	(409)	225	(94)	298
Income tax impact on above items of note	(40)	40	(51)	(52)	(66)
Income tax recovery due to the settlement of transfer pricing-related matters	-	-	-	(30)	-
Income tax recovery arising from a change in our expected utilization of tax loss carryforwards	-	-	-	(15)	-
After-tax impact of items of note on net income	110	(369)	174	(191)	232
After-tax impact of items of note on non-controlling interests	-	-	(2)	-	(2)
After-tax impact of items of note on net income attributable to common shareholders	$110	$(369)	$172	$(191)	$230
(1)	Relates to the collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective strategic business units.

CIBC Fourth Quarter 2016 News Release	12

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2016.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-866-696-5910, passcode 9489619#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 3878208#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s 2016 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 1837101#) and French (514-861-2272 or 1-800-408-3053, passcode 7075207#) until 11:59 p.m. (ET) December 8, 2016. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Capital Markets - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/ or by following on Twitter @CIBC, Facebook (www.facebook.com/CIBC) and Instagram @CIBCNow.

For further information:

Investor Relations:
John Ferren, SVP	416-980-2088	john.ferren@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Inquiries:
Erica Belling	416-594-7251	erica.belling@cibc.com
Caroline Van Hasselt	416-784-6699	caroline.vanhasselt@cibc.com

The information below forms a part of this press release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

The Board of Directors of CIBC reviewed this news release prior to it being issued.

CIBC Fourth Quarter 2016 News Release	13

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2016 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2017” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2017” section of our 2016 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all or the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Fourth Quarter 2016 News Release	14